August 30, 2013

Mr. Joel Parker

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	SciClone Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 1, 2013
File No. 000-19825

Dear Mr. Parker:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated August 15, 2013, to SciClone Pharmaceuticals, Inc. (referred to herein as the “Company”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”). This letter sets forth each comment of the Staff in the comment letter (in italics, numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

Financial Statements

Statements of Income, page 69

1.	Please refer to your response to comment six. It appears that the inability to disclose cost of promotion services revenue is a material weakness that should be disclosed in Item 9 of Form 10-K. Please tell us how you determined otherwise.

Company Response:

The Company respectfully advises the Staff that its sales and marketing organization is engaged in the sales and promotion of many products. The Company’s product sales on its statement of operations come from the sale of its proprietary pharmaceutical product, Zadaxin, and from the sales of products under certain distribution arrangements. In 2012, products sold under distribution arrangements included Methotrexate, Farlutal, Estracyt and others licensed from Pfizer Inc. and Aggrastat licensed from Correvio LLC (formerly Iroko Pharmaceuticals LLC). The same sales and marketing organization is also engaged in the promotion of other products under promotion agreements where a promotion service fee from the sale is classified as promotion services revenue on the statement of operations. Products under promotion agreements in 2012 included Depakine, Stilnox, Tritace and others from Sanofi Aventis S.A. and Holoxan and others from Baxter International, Inc. The Company’s sales and marketing organization is organized by disease indication and a significant portion of its sales organization is responsible for concurrently selling multiple products that the Company distributes or promotes on behalf of its pharmaceutical partners, generating both product sales and promotion services revenue. The Company does not separately track the time spent by employees marketing and selling each product it distributes or promotes since the activities are performed concurrently.

SciClone Pharmaceuticals, Inc.

950 Tower Lane, Suite 900 • Foster City, CA 94404-2125 • Tel: (650) 358-3456 • Fax: (650) 358-3469

Mr. Joel Parker

Accounting Branch Chief

United States Securities and Exchange Commission

August 30, 2013

Sales and marketing expenses are reviewed by business unit managers on an aggregate basis, and these expenses are tracked and managed by disease indication and not independently tracked against the differing revenue classifications since they are related to the overall selling efforts conducted by the Company. Therefore, for the purposes of evaluating, planning and managing the Company’s business, management does not allocate sales and marketing expenses to those products under distribution arrangements which generate product sales revenue, and to those products under promotion agreements which generate promotion services revenue. Finally, allocating a portion of sales and marketing expense to cost of promotion services revenue would not have any impact on the Company’s income from operations as of December 31, 2012.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis. Because management has concluded that the separate disclosure of cost of promotion services revenue is not meaningful to the users of the financial statements, management has concluded that there is not a material weakness in its internal control over financial reporting with respect to the disclosure of the cost of promotion services revenue.

Note 13 – Income Taxes, page 90

2.	Please refer to your response to comment eleven and address the following:

•	Provide us proposed disclosure to be included in future periodic reports that quantifies the amount of undistributed earnings of your foreign subsidiaries that are not considered to be permanently invested outside the US. In addition disclose how such amounts were determined.

•	Tell us why the $35 million dividend was taxed at 34%.

•	We note that your valuation allowance covers the vast majority of your gross deferred tax assets and that you appear to be using your net operating loss carryforwards to offset the tax on the dividend to the parent company. Tell us how you considered your history of paying dividends to the parent company in determining your valuation allowance.

Company Response:

The Company respectfully advises the Staff that there are no undistributed earnings of foreign subsidiaries that are not considered permanently invested outside the US. The Company proposes the following disclosure to be included in its future periodic reports:

“All accumulated undistributed earnings of the Company’s foreign subsidiaries are considered to be permanently invested outside the US. The amount for which no US taxes have been provided was approximately $45.0 million as of December 31, 2012. Should circumstances change and it becomes apparent that some or all of the undistributed earnings will be remitted in the foreseeable future, the Company will accrue for income taxes not previously recognized. Upon distribution of those earnings, the Company may be subject to US federal and state income taxes. Determination of such additional tax is not practicable as it is dependent on several future uncertainties, including the amount of US tax losses, available net operating losses and, potentially, foreign tax credits available at the time of the repatriation.”

Mr. Joel Parker

Accounting Branch Chief

United States Securities and Exchange Commission

August 30, 2013

In response to the Staff’s comment regarding the dividend taxed at 34%, the $35 million dividend was fully offset with a combination of a current US tax loss and a US net operating loss that was measured as a deferred tax asset as of the beginning of the year at the 34% US income tax rate. The 34% rate is the expected US marginal tax rate to apply to the reversal of deferred tax assets.

In response to the Staff’s comment regarding valuation allowance, the Company did consider the history of paying dividends to the US parent as positive evidence supporting the realization of deferred tax assets. However, in weighing all available evidence, both positive and negative, to determine the need for a valuation allowance, the Company concluded that the available negative evidence outweighed this positive evidence. Specifically, negative evidence considered included the fact that there is no income in the prior carryback years; there are no significant taxable temporary differences; and there is no expectation of taxable income in the US in the foreseeable future. As of December 31, 2012, the Company concluded that this negative evidence outweighed the positive evidence offered by the history of paying dividends to the US parent and arrived at the conclusion that the realization of the deferred tax assets did not meet the more likely than not threshold.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (650) 358-3434 or Howard Clowes of DLA Piper LLP (US) at (415) 836-2510.

Sincerely, SciClone Pharmaceuticals, Inc.

/s/ Wilson W. Cheung
Wilson W. Cheung
Senior Vice President, Finance and Chief Financial Officer

cc:	Howard Clowes (via e-mail: howard.clowes@dlapiper.com)